UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from            to

Commission file number: 001-14837

Quicksilver Resources Inc. 401(k) Plan

(Full title of the plan)

Quicksilver Resources Inc.

801 Cherry Street, Suite 3700, Unit 19

Fort Worth, Texas 76102

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

QUICKSILVER RESOURCES INC. 401(k) PLAN

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Quicksilver Resources Inc. 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) as of December 31, 2011 and 2010 and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Quicksilver Resources Inc. 401(k) Plan as of December 31, 2011 and 2010, and the changes in its net assets available for benefits for the year ended December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Form 5500, Schedule H, Line 4i – Schedule of Assets (Held at Year End) as of December 31, 2011, is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ WHITLEY PENN LLP

Fort Worth, Texas

June 21, 2012

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2011	2010
ASSETS

Investments at fair value	$24,274,109	$27,934,524

Receivables:
Employee contributions	72,148	—
Employer contributions	1,115,076	1,065,760
Notes receivable from participants	773,326	768,383

Total assets	26,234,659	29,768,667

Net assets available for benefits at fair value	26,234,659	29,768,667

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(70,479)	(37,904)

NET ASSETS AVAILABLE FOR BENEFITS	$26,164,180	$29,730,763

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2011

Investment returns (losses) and contributions:
Net depreciation in fair value of investments	$(6,403,238)
Employee contributions	2,412,093
Employer contributions	2,432,602
Interest and dividend income	698,171

Total investment returns (losses) and contributions	(860,372)
Deductions:
Distributions to participants	2,655,799
Administrative expenses	50,412

Total deductions	2,706,211

Net decrease in net assets available for benefits	(3,566,583)

Net assets available for benefits, January 1, 2011	29,730,763

Net assets available for benefits, December 31, 2011	$26,164,180

See accompanying notes to financial statements.

QUICKSILVER RESOURCES INC. 401(k) PLAN

1.	DESCRIPTION OF PLAN

The following description of the Quicksilver Resources Inc. 401(k) Plan (the “Plan”) provides only general information. The terms of the Plan are more fully described in the Plan document and the Plan’s summary plan description, which are available to each participant.

General – The Plan is a defined contribution plan established on January 1, 1999, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The purpose of the Plan is to provide the U.S. employees of Quicksilver Resources Inc. (the “Company”) with benefits upon retirement, disability, death or other termination of employment.

Participation – U.S. employees of the Company who are at least 21 years of age are eligible to make salary deferral contributions as of the first payroll period following employment.

Contributions – Participants may contribute their compensation on a pretax basis up to the maximum amount allowed by the Internal Revenue Code (the “Code”) (which was $16,500 for 2011) and direct their contributions among 12 investment options. Participant contributions are voluntary. Subject to provisions of the Plan and applicable provisions of the Code and Treasury Regulations, an eligible employee may make a qualified rollover contribution into the Plan. The Plan also permits participants who are age 50 or older by the end of the calendar year to make additional “catch-up” contributions. In 2011, catch-up contributions were limited to $5,500. Eligible participants are automatically enrolled in the Plan and have 4% of eligible compensation deducted and contributed to the Plan (unless the participant elects a different percentage or elects not to participate).

The Company matches 100% of employee contributions up to 4% of eligible compensation. The Company made matching employer contributions of $1.4 million for 2011 which are included in employer contributions on the accompanying financial statements.

The Company also makes non-elective contributions, currently at 3% of eligible compensation, to the Plan each year for eligible Plan participants. Participants are generally eligible to share in the non-elective contributions for a Plan year if they are at least 21 years of age, have completed at least one year of service with the Company and at least 1,000 hours of service during the Plan year and remain employed by the Company as of December 31. The Company made non-elective contributions of $1.0 million for 2011.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Participant Accounts – Each participant’s account is credited with the participant’s contributions and allocations of both the Company’s contributions and Plan earnings. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account balance.

Vesting – Active participants become 20% vested in non-elective contributions provided by the Company after one year of service and vest an additional 20% for each year of service thereafter. Participants become 100% vested after five years of service or upon death, retirement, or disability while employed. Participant contributions, matching employer contributions and earnings thereon are fully vested at all times. A participant who terminates employment prior to being fully vested will forfeit the amount of nonvested non-elective Company contributions and earnings thereon. All forfeitures are applied toward payment of administrative expenses of the Plan or toward reducing employer contributions.

Participant Loans – Loans are available to all participants and are made at the sole discretion of the Plan Administrator and are recorded as notes receivable from participants. A participant may not request a loan for less than $1,000 and the amount of the participant’s loan may not exceed the lesser of (a) 50% of the participant’s vested balance, or (b) $50,000 less the excess of the highest outstanding loan balance in the previous 12 months over the participant’s current outstanding loan balance. The loans are secured by the balance in the participant’s account and bear interest at a fixed rate for the life of the loan. The interest rate is determined to be the prime interest rate plus 1% at the time of loan funding. Loans must be repaid within five years of the loan, unless the loan qualifies as a home loan. In which case, the loan must be repaid within a reasonable amount of time as determined at the time the loan is made and is not to exceed 30 years. Interest rates for current outstanding loans range from 4.25% to 8.25%, but have a weighted average interest rate of 4.63%. Principal and interest are paid ratably through semi-monthly payroll deductions.

Payment of Benefits – Upon termination of service, an eligible participant’s vested account balance may be paid in a lump sum (or through installments for required minimum distributions). Payment may be deferred until age 70 1/2 if the participant’s vested account balance exceeds $1,000.

Subsequent Events – Effective February 22, 2012, the Plan was amended to clarify the employer contribution eligibility requirements for employees who retire or die and to also clarify that employees may make pre-retirement withdrawals at or after age 59 1/2.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting – The financial statements of the Plan are prepared under the accrual method of accounting.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the U.S. requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Payment of Benefits – Benefits to participants are recorded when paid.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Expenses – The Company pays substantially all of the trustee fees, brokerage fees and other expenses incident to the administration of the Plan. These costs are not included in the accompanying financial statements. Other expenses, including a setup fee and an annual maintenance fee for new loans, as well as a processing fee for withdrawals, may be deducted from the participants’ accounts.

Investments – Securities held by the Plan are valued at fair value with the increase or decrease in the value of securities held, plus any net income or loss, allocated to the participants’ accounts. Dividends are recorded on the ex-dividend date. Interest income is accrued as earned. Investments in mutual funds are reported at fair value which is based on quoted market prices.

Investments in the Quicksilver Resources Inc. Unitized Stock Fund (“Unitized Fund”) are indirect investments in the common stock of Quicksilver Resources Inc. The fair value of the Unitized Fund is based on the underlying common stock value adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds.

The Morley Stable Value Fund (the “Fund”) is a stable value fund that is a common collective trust fund designed for retirement trusts. The Fund may invest in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions. Investments in the common collective trust fund are stated at fair value as determined by the issuer of the common collective investment trust fund based on the fair market value of the underlying investments. Underlying investments in benefit-responsive investment contracts are valued at fair market value of the underlying investments and then adjusted by the issuer to contract value. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value. Contract value represents contributions made to the Fund, plus earnings, less participant withdrawals.

Investment Valuation and Income – The investments of the Plan are stated at fair value as of the date of the financial statements and are subject to market or credit risks customarily associated with equity and debt investments. Note 4 contains more information related to the Plan’s valuation methodologies. Net appreciation (depreciation) includes realized gains and losses on investments.

Notes Receivable from Participants – Participant loans are classified as notes receivable from participants, which are separate from plan investments and are measured at their unpaid principal balance.

QUICKSILVER RESOURCES INC. 401(k) PLAN

Recently Issued Accounting Pronouncements:

Amendments to Achieve Common Fair Value Measurements – In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurements and Disclosure Requirements in U.S. GAAP and IFRSs (“ASU 2011-04”), ASU 2011-04 amended Accounting Standards Codification 820 (“ASC 820’), to converge the fair value measurement guidance in U.S. generally accepted accounting principles and International Financial Reporting Standards. Some of the amendments clarify the application of existing fair value measurement requirements, while other amendments change a particular principle in ASC 820. In addition, ASU 2011-04 requires additional fair value disclosures. The amendments are to be applied prospectively and will be effective and adopted for the Plan’s financial statements beginning December 31, 2012. The adoption of this accounting standard update will not have an effect on the fair value measurement, but will expand upon existing disclosures.

3.	INVESTMENTS

The Plan offers 12 investment options, including 10 mutual funds, indirect investments in Quicksilver Resources Inc. common stock through the Unitized Fund and a common collective trust fund (the Morley Stable Value Fund). Participants may designate the allocation of their contributions across the investment options. Invested funds of participants, including Company contributions, can be transferred between funds at the election of the participant, subject to certain limitations as defined in the Plan. On October 27, 2011 all balances in the RBC Micro Cap Value S Fund and Baron Growth Fund were transferred into the DFA US Micro Cap Fund and Eagle Small Cap Growth Fund, respectively.

The fair value of investments that represent 5% or more of the Plan’s net assets at December 31, 2011 and 2010, are as follows:

	2011	2010
Loomis Sayles Investment Grade Bond Y Fund	$5,388,027	$4,777,182
Quicksilver Resources Inc. Unitized Stock Fund	5,101,855	9,505,920
Morely Stable Value Fund	2,894,135	1,990,731
American Beacon Large Cap Value Fund	2,114,907	2,545,772
Columbia Large Cap Index Z Fund	1,720,412	1,548,801
Transamerica WMC Diversified Growth P Fund	1,436,044	1,530,812
Dodge & Cox International Stock Fund	1,384,746	1,578,983

During 2011 the fair value of the Plan’s investments appreciated (depreciated) as follows:

Mutual funds	$(1,322,213)
Common collective trust fund	44,415
Unitized fund	(5,125,440)

$(6,403,238)

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

QUICKSILVER RESOURCES INC. 401(k) PLAN

4.	FAIR VALUE MEASUREMENTS

The Plan is required to:

•

Define fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, and establish a framework for measuring fair value;

•	Establish a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date;

•	Eliminate large position discounts for financial instruments quoted in active markets; and

•	Expand disclosures about instruments measured at fair value.

Determination of Fair Value

Valuation methodologies were applied to all of the assets and liabilities reported at fair value. Fair value is based upon quoted market prices, where available. If listed prices or quotes are not available, fair value is based upon models that primarily use as inputs market-based or independently-sourced market parameters, including yield curves, interest rates, volatilities, equity or debt prices, foreign exchange rates and credit curves. In addition to market information, models also incorporate transaction details such as maturity. Valuation adjustments, such as liquidity valuation adjustments, may be necessary when the Plan is unable to observe a recent market price for a financial instrument that trades in inactive (or less active) markets. Liquidity adjustments are not taken for positions classified within Level 1 (as defined below) of the fair value hierarchy.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different estimate of fair value at the reporting date.

Valuation Hierarchy

There is a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 – inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

•

Level 2 – inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the financial instrument.

•	Level 3 – inputs to the valuation methodology are unobservable and significant to the fair value measurement.

QUICKSILVER RESOURCES INC. 401(k) PLAN

A financial instrument’s categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The following is a description of the general classification of such instruments pursuant to the valuation hierarchy.

Quicksilver Resources Inc. Unitized Stock Fund – Level 1

This Unitized Fund is valued at the closing price of the Quicksilver Resources Inc. common stock reported on the New York Stock Exchange as adjusted for dividends, capital gains, and fees plus the cash portion of the Unitized Fund invested in money market funds.

Common collective trust fund – Level 2

These investments are public investment vehicles valued using the Net Asset Value (“NAV”) provided by the funds’ administrator. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding.

Registered investment companies (mutual funds) – Level 1

These investments are public investment vehicles valued using the NAV of the respective investment company using a quoted market price.

QUICKSILVER RESOURCES INC. 401(k) PLAN

The following tables present the financial instruments carried at fair value as of December 31, 2011 and 2010. The Plan has no assets classified within Level 3 of the valuation hierarchy.

	Fair Value Measurements as of December 31, 2011
	Level 1	Level 2	Total
Mutual funds:
Value funds	$4,779,453	$—	$4,779,453
Bond funds	5,388,027	—	5,388,027
Growth funds	3,534,009	—	3,534,009
Blended funds	2,564,195	—	2,564,195

Total mutual funds	16,265,684	—	16,265,684

Unitized fund	5,101,855	—	5,101,855

Common collective trust fund	—	2,894,135	2,894,135

Cash	12,435	—	12,435

Total assets at fair value	$21,379,974	$2,894,135	$24,274,109

	Fair Value Measurements as of December 31, 2010
	Level 1	Level 2	Total
Mutual funds:
Value funds	$6,154,427	$—	$6,154,427
Bond funds	4,777,182	—	4,777,182
Growth funds	3,940,787	—	3,940,787
Blended funds	1,548,801	—	1,548,801

Total mutual funds	16,421,197	—	16,421,197

Unitized fund	9,505,920	—	9,505,920

Common collective trust fund	—	1,990,731	1,990,731

Cash	16,676	—	16,676

Total assets at fair value	$25,943,793	$1,990,731	$27,934,524

QUICKSILVER RESOURCES INC. 401(k) PLAN

5.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, affected participants will become 100% vested in their accounts.

6.	TAX STATUS

The Internal Revenue Service issued a favorable determination letter dated May 14, 2010 for the Plan. The Plan has been amended since receiving the determination letter. However, the Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examination for years prior to 2008.

7.	PARTY-IN-INTEREST TRANSACTIONS

A portion of the Plan’s assets are invested directly in Quicksilver Resources common stock through the Unitized Fund. Because the Company is the plan sponsor, transactions involving Quicksilver Resources common stock qualify as party-in-interest transactions. All of these party-in-interest transactions are exempt from the prohibited transaction rules.

QUICKSILVER RESOURCES INC. 401(k) PLAN

8.	RECONCILIATION OF FINANCIAL STATEMENTS AND FORM 5500

The following is a reconciliation of the net assets available for benefits per the financial statements to the Plan’s Form 5500:

	As of December 31,
	2011	2010
Net assets available for benefits per the financial statements	$26,164,180	$29,730,763
Adjustments from contract value to fair value for fully benefit-responsive investment contracts	70,479	37,904

Net assets available for benefits per the Form 5500	$26,234,659	$29,768,667

The following is a reconciliation of total investment losses per the financial statements to the Plan’s Form 5500:

December 31,
2011
Total losses per the financial statements	$(860,372)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts	70,479

Total investment losses per the Form 5500	$(789,893)

Fully benefit-responsive investment contracts are recorded on the Form 5500 at fair value but are adjusted to contract value for financial statement presentation.

SUPPLEMENTAL SCHEDULE

QUICKSILVER RESOURCES INC. 401(k) PLAN

FORM 5500, SCHEDULE H, LINE 4i –

SCHEDULE OF ASSETS (HELD AT END OF YEAR)

AS OF DECEMBER 31, 2011

EIN 75-2756163

Plan # 001

(a)	(b)	(c)	(e)
		Description of investment including
	Identity of issue, borrower,	maturity date, rate of interest, collateral,	Current
	lessor, or similar party	par or maturity value	value
*	Cash, non-interest bearing	Cash, non-interest bearing	$12,435

	American Beacon Large Cap Value Plan Fund	Mutual Fund	2,114,907

	Columbia Acorn Z Fund	Mutual Fund	548,725

	Columbia Large Cap Index Z Fund	Mutual Fund	1,720,412

	DFA US Micro Cap Fund	Mutual Fund	843,783

	Dodge & Cox International Stock Fund	Mutual Fund	1,384,746

	Eagle Small Cap Growth Fund	Mutual Fund	576,449

	Janus Overseas T Fund	Mutual Fund	972,791

	Loomis Sayles Investment Grade Bond Y Fund	Mutual Fund	5,388,027

	Perkins Mid Cap Value T Fund	Mutual Fund	1,279,800

	Transamerica WMC Diversified Growth P Fund	Mutual Fund	1,436,044

	Morley Stable Value Fund	Common Collective Trust Fund	2,894,135

*	Quicksilver Resources Inc. Unitized Stock Fund	Company Stock	5,101,855

*	Participant loans	Interest rates of 4.25% to 8.25%, maturing through February 18, 2018	773,326

			$25,047,435

*	Represents a party-in-interest, as defined by ERISA.

Note: Column (d) is excluded from the presentation, as all investing activity is participant-directed; therefore, no disclosure of cost information is required.

QUICKSILVER RESOURCES INC. 401(k) PLAN

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Quicksilver Resources Inc. 401(k) Plan Administrative and Investment Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 21, 2012

401(k) Plan Administrative and Investment Committee

By:	/s/ Anne D. Self
Anne D. Self, Chair of the
401(k) Plan Administrative and Investment Committee

EXHIBIT INDEX

Exhibit No.	Description

*23.1	Consent of Independent Registered Public Accounting Firm

*	Filed herewith